Exhibit 4.1

Fresh2 Group Limited

650 5TH AVE, STE 2416

NEW YORK, NY 10019-6108, United States

February 15, 2024

JAK Opportunities V LLC

17 State Street, 2100

New York, New York 10004

Re:	Note

Dear Sirs and Madams:

Reference is made to that certain convertible promissory note dated September 25, 2023 issued by Fresh2 Group Limited, a company organized under the laws of the British Virgin Islands, (the “Company”) to JAK OPPORTUNITIES V LLC (the “Buyer”). Each of the parties named above may be referred to herein as a “Party” and collectively as the “Parties.”

Upon execution of this letter agreement:

1. Section 3(b)(ii) of the Note shall be amended and restated as follows:

“(ii) “(ii) “Conversion Price” means, as of any Conversion Date or other date of determination, the lower of (i) $1.86 or (ii) the lowest daily VWAP for the 10 Trading Days immediately prior to the applicable Conversion Date, provided that if such lowest daily VWAP is lower than $0.38 (“Conversion Floor Price”), the Conversion Price shall be Conversion Floor Price, (which shall be proportionately decreased upon a stock split or share subdivision of Ordinary Shares and shall be proportionately increased in the case of a reverse stock split or share combination of Ordinary Shares). The Company agrees that while this Note remains outstanding, it shall not issue Ordinary Shares or Convertible Securities at a price per share or with a conversion or exercise price per share, as applicable, that is below the Conversion Floor Price without the prior written consent of the Holder.”

2. Section 3(b)(ii) of the Note shall be amended and restated as follows:

“(gg) “Maturity Date” shall mean twelve (12) months after the Issuance Date; provided, however, the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note.”

The Note and this letter agreement shall be read together and shall have the same effect as if the Note and this letter agreement were contained in one document. Except as expressly modified by this letter agreement, the terms and obligations of the Note and the Transaction Documents remain unchanged and the Note and Transaction Documents shall continue in full force and effect.

This letter agreement shall be governed by, construed, and enforced in accordance with, the laws of the State of New York, without regard to the conflict of laws principles thereof.

If you are in agreement with the foregoing, please have this letter agreement executed by your authorized representative and return a copy to the undersigned.

Very Truly Yours,

Fresh2 Group Limited

By:	/s/ Haohan Xu
Name:	Haohan Xu
Title:	CEO

Confirmed and Agreed to:

JAK Opportunities V LLC

By:	/s/ Antonio Ruiz-Gimenez
Name:	Antonio Ruiz-Gimenez
Title:	Managing Member